Exhibit 99.1

news release

Encana’s 2009 corporate responsibility report goes online only

Calgary, Alberta (July 14, 2010) – Encana Corporation has posted its 2009 corporate responsibility report on www.encana.com. As a reflection of the company’s commitment to environmental stewardship, Encana is not creating a printed version of its 2009 corporate responsibility information. The 2009 online-only report describes the company’s activities in the areas of human resources, safety, environment, engagement and community investment. The complete set of corporate responsibility policies, practices and supporting examples is also available on www.encana.com.

“Encana is committed to demonstrating reliability, trustworthiness and responsible, sustainable development – a pledge that will guide our pursuit of doubling production on a per share basis over the next five years. Our company’s business and corporate reputation is more than just a point of pride; it is one of our greatest assets, built through continuous learning and improvement as we strive to reduce our impact on the environment, improve our safety performance, attract and retain the best staff, enhance our community engagement and refine our practices to be among the best in industry,” said Randy Eresman, Encana’s President & Chief Executive Officer.

Encana’s 2009 corporate responsibility report was prepared using the Global Reporting Initiative’s (GRI) G3 Sustainability Reporting Guidelines. According to the GRI, our reporting represents a B+ level of disclosure and transparency for key economic, environmental and social performance indicators.

PricewaterhouseCoopers LLP reviewed selected quantitative performance indicators.

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA. Encana is a participant in the Carbon Disclosure project, and is included in the Dow Jones Sustainability World and North America Indices and the Jantzi Social Index.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Media contact:	Corporate Responsibility contact:
Alan Boras	Stacey Schorr
Vice-President, Media Relations	Lead, Corporate Responsibility
(403) 645-4747	(403) 645-3602
Carol Howes
Advisor, Media Relations
(403) 645-4799